SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                 SCHEDULE 14D9-C

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                            PRIME GROUP REALTY TRUST
                            (Name of Subject Company)

                            PRIME GROUP REALTY TRUST
                      (Name of Person(s) Filing Statement)
                           --------------------------

         Common Shares of Beneficial Interest, par value $0.01 per share
                         (Title of Class of Securities)
                           ---------------------------

                                   74158J 10 3
                      (CUSIP Number of Class of Securities)

                                James F. Hoffman
            Executive Vice President - General Counsel and Secretary
                            Prime Group Realty Trust
                              77 West Wacker Drive
                                   Suite 3900
                             Chicago, Illinois 60601
                            Telephone: (312) 917-1300
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of the person(s) filing statement).
                           --------------------------

                                 With a copy to:

                                 Wayne D. Boberg
                                 Brian T. Black
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

                                          At the Financial Relations
At the Company:                           Board/BSMG Worldwide:
Richard S. Curto        Louis G. Conforti Leslie M. Hunziker  Georganne Palffy
Chief Executive Officer Co-President      General Inquiries   Investor Inquiries
312/917-1300            Chief Financial   312/640-6760        312/640-6768
                        Officer
                        312/917-1300


FOR IMMEDIATE RELEASE
FRIDAY, SEPTEMBER 14, 2001

       PRIME GROUP REALTY TRUST EXTENDS EXCLUSIVITY PERIOD WITH CADIM INC.
                            AND THE PRIME GROUP, INC.

Chicago, IL, September 14, 2001 -- The Board of Trustees of Prime Group Realty Trust (NYSE: PGE; the "Company") announced today that in connection with the exclusivity agreement entered into on August 30, 2001 among the Company, Cadim inc. ("Cadim"), a member of CDP Capital, the fund manager of the Caisse de depot et placement du Quebec ("CDP Capital"), and The Prime Group, Inc. ("PGI"), an affiliate of Michael W. Reschke, the Chairman of the Board of the Company, the Company and PGI have agreed at Cadim's request to extend the expiration of the original exclusivity period from September 29, 2001 to October 12, 2001. Cadim's request was granted by the Company in light of the recent developments in the United States and resulting restrictions on travel, and the adverse impact of the foregoing on Cadim's ability to conduct its due diligence.

The remaining terms of the exclusivity agreement remain in full force and effect, including Cadim's right to elect to give the Company written notice that Cadim is satisfied with its due-diligence investigation and intends to proceed with the transaction, in which case the exclusivity period will expire 15 days following delivery of the notice. In this event, the break-up fee will be increased to $10.0 million for the period from the delivery of the notice until the earlier of the expiration of such 15-day period or October 12, 2001. To the extent the 15-day period extends beyond October 12, 2001, the break-up fee will revert to $5.0 million for that portion of the 15-day period that extends beyond such date. The provisions of the exclusivity agreement summarized in this paragraph are unchanged from the original agreement except for the references to October 12, 2001 instead of the original expiration of the exclusivity period.

CDP Capital is a leading fund manager in Canada, one of the largest portfolio managers in North America and the largest holder of real estate in Canada. Cadim is a real estate company which invests in a variety of real estate products and in non-conventional real estate investments such as real estate securities and opportunity products. It forms partnerships with strategic investors, including real estate promoters, managers and builders who usually assume the day-to-day real estate management on behalf of Cadim. The assets under management by CDP Capital total approximately 125 billion Canadian dollars diversified in the Americas, Asia and Europe.

Prime Group Realty Trust is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) that owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. The Company's portfolio consists of 26 office properties, containing an aggregate of 9.2 million net rentable square feet and 30 industrial properties containing an aggregate of 3.9 million net rentable square feet. The portfolio also includes approximately 234.2 acres of developable land as well as rights to acquire more than 135.0 additional acres of developable land, which management believes could be developed with approximately 7.2 million rentable square feet of office and industrial space. In addition, the Company has equity ownership interests in three development ventures, including the 1.5 million square foot Dearborn Center project in downtown Chicago.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE
SEC. THE COMPANY'S SHAREHOLDERS WILL BE ABLE TO OBTAIN ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE IF AND WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE COMPANY URGES ITS SHAREHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER DESCRIBED ABOVE.